Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	John Coleman
Karl Hiller

Re:	Sasol Limited
Form 20-F for the Fiscal Year ended June 30, 2024
Filed September 6, 2024
File No. 001-31615

Dear Messrs. Coleman and Hiller,

On behalf of Sasol Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 12, 2025, relating to the Company’s filing on Form 20-F (File No. 001-31615) filed with the Commission on September 6, 2024.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 20-F for the Fiscal Year ended June 30, 2024

Property, plants and equipment, page 47

1.	Please expand your disclosure adjacent to the mineral reserve table to include the price selected and used by the qualified person in estimating the mineral reserves to comply with Item 1303(b)(3)(iv) of Regulation S-K. Please also clarify the reasons that you do not report any related estimates of mineral resources.

1

In response to the Staff’s request, the Company will in future expand the disclosure adjacent to the mineral reserve table as detailed below to include the price selected on which the mineral resource and reserve estimate is based.

The following table sets forth the additional disclosure to be added to the mineral reserve table.

Coal reserve estimations(1) as at 31 March 2024, in the Secunda and Sasolburg areas where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated		ROM	Sales
	resource	discount	losses	rate	reserves	yield	Proved/	Cost	Price
Reserve area	(Mt)	(Mt)	(Mt)	(%)	(Mt)	(%)	probable	(R/t)	(R/t)
Shondoni colliery, number 4 seam	357	48	69	49	120	100	Proved
Shondoni colliery, number 2 seam	61	12	6	41	19	100	Probable
Bosjesspruit colliery	98	7	51	56	31	100	Proved
Bosjesspruit colliery	38	2	9	45	12	100	Probable
Syferfontein colliery	387	61	100	62	137	100	Proved
Alexander Block	498	100	74	46	107	100	Proved
Alexander Block	—	—	—	—	16	100	Probable
Twistdraai Thubelisha colliery	531	102	55	52	211	P30,S44	Proved
Impumelelo, Block 2, number 4 seam	633	95	73	49	200	100	Proved
Impumelelo, Block 2, number 2 seam	383	58	172	37	44	100	Probable
Block 2 South, number 4 seam	363	98	49	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	57	52	100	Probable
Total Secunda area	3623				1117
Sigma Mooikraal	154	14	27	46	20	100	Proved
Total Sasolburg area	154				20

2

With respect to the reasons for not reporting any related estimates of mineral resources, the Company advises the Staff that all resources have been converted to either proved or probable reserves, resulting in there currently being no extraneous undeclared resources to be disclosed. This information has been disclosed in the Executive Summary of Exhibit 96.1 Mining Technical Report.

2.	Please disclose whether the qualified person who prepared the technical report summary is an employee of the company and if not then also name the employer of the qualified person and describe any affiliations with the company or other parties having an interest in the mines to comply with Item 1302(b)(5) of Regulation S-K.

In response to the Staff’s comment, the Company will in future expand the disclosure in Property, plant & equipment of the Form 20-F to specifically indicate that the qualified person is an employee of the Company, consistent with the disclosure provided on page 56 of Exhibit 96.1 Mining Technical Report.

3.

Please clarify whether any of the individual properties would be considered material, following the guidance in Item 1301(b) and (c) of Regulation S-K, and for any that are material, address the disclosure guidance in Item 1304 of Regulation S-K.

Alternatively, if you do not regard any of your mines to be individually material, please explain to us how you formulated the view, considering the extent of integration and utility of the mining operations to your other business segments.

The Company advises the Staff that it has reviewed all individual mining properties owned in light of the guidance provided by Item 1301(b) and (c) of Regulation S-K. The Company submits that it has considered both quantitative and qualitative factors and confirmed that the individual mining properties are not considered material in relation to the Company’s overall business and financial condition, but are material as combined mining properties. In the evaluation process the Company took into account the value of the assets of the individual mining properties, the combined Mining segment as well as the manner in which coal is supplied to the Company’s downstream value chain.

3

The Company determined that no individual mining property exceeded 3% of the Company’s total assets as of June 30, 2024 and, on a combined basis, the total Mining segment accounted for less than 6% of the Company’s total asset value. Accordingly, the individual mining properties as well as the combined mining properties are not considered material from a quantitative perspective.

The Company has further evaluated the strategic objectives of its mining operations in relation to the provision of coal feedstock to the downstream value chain and management practices employed to ensure the effective utilization of coal.

With respect to our mining properties in Bosjesspruit, Impumelelo, Shondoni, Syferfontein and Twistdraai Thubelisha collieries, all forming part of the Secunda mining complex, more than 90% of the coal supplied there is blended into a homogenous product that collectively feeds the downstream plants for further processing in the internal Coal-to-Liquids value chain. The coal supplied from the Thubelisha mining property consists of export-quality coal (approximately one-quarter of such coal) and low-cake middlings (approximately three-quarters of such coal). The low-cake middlings are supplied to the internal value chain while the export-quality coal is supplied to the export market, and periodically redirected to the internal value chain as needed. The coal supplied from the various Secunda mining properties can be supplemented by external coal purchases as needed.

With respect to the Sigma Mooikraal Colliery, the coal supplied, representing approximately 3-4% of the total coal mined by the Company, is combined with external coal purchases to supplement our own production and fine coal sourced from the Secunda mining properties and blended into a homogenous product to meet the quality requirements of the internal Sasolburg operations.

This integration and interchangeability of the coal produced by the mining properties reinforce the Company’s position that the mining properties are individually not considered material from a qualitative perspective.

The Company considers the total consolidated mining properties to be material to its business and financial position, given the dependency of the South African value chain on coal as an internal feedstock.

Exhibits

4.	Given that you filed one technical report summary having reserve information about all of your coal properties, it appears that you regard the mines to be collectively material but not individually material, relative to the guidance in Item 1302(b)(1) of Regulation S-K. Please clarify whether this is consistent with your assessment.

4

The Company refers the Staff to the response to comment 3. As noted in that response, the Company considers its mining properties not to be individually material for the reasons provided, although collectively the mining operations are considered material to the Company.

5.

The current technical report summary does not appear to include all of the information prescribed by Item 601(b)(96)(iii)(B) of Regulation S-K. We have identified the various content topics (and corresponding subparagraph numbers) for which there appear to be substantive deficiencies in the following points.

Please discuss these requirements with the qualified person(s) and arrange to obtain and file a revised technical report summary that provides all of the required content. Please also ensure that the cover of the report includes the effective date and the names of the mine(s) or complex covered by the report.

We acknowledge the SEC staff’s comment and agree to enhance our disclosures as requested. However, we respectfully request that these changes be applied to our future filings, starting with our Form 20-F for the year ending June 30, 2025. This approach will allow us to ensure that the necessary adjustments are thoroughly and accurately incorporated into our reporting processes, having already commenced preparations for the June 30, 2025 reporting cycle.

We believe that implementing these changes from our next filing will provide the most accurate and comprehensive information to our investors and the SEC. We are committed to maintaining high standards of transparency and compliance in our disclosures.

Please let us know if this approach is acceptable or if further clarification is needed. We are prepared to discuss any additional questions the staff may have.

In response to the Staff’s comment, we will revise the disclosure on the cover page of the Mining Technical Report to include the effective date of the report and the mines covered in the report.

5

•	Accessibility, climate, local resources, infrastructure and physiography (subparagraph 4)

In response to the Staff’s comment, the Company has reviewed its disclosure in light of the guidance provided by subparagraph 4 of Item 601(b)(96)(iii)(B) of Regulation S-K and intends to revise the disclosure under the Infrastructure section of the Mining Technical Report as further described below. As described in the revised disclosure, additional detail is provided around the topography, elevation, vegetation, access to the property and availability of personnel and supplies infrastructure.

-	With regard to subparagraph 4 (i), (ii), (iii) and (iv), the following additional disclosure will be provided:

The Secunda area is well served by national, provincial, district and farm roads. The N17 highway connects Secunda to Johannesburg to the west. A railway line emanating from Springs in the West, connects Secunda with Ermelo in the East, ultimately terminating in Richards Bay on the coast. Except for outcrops of Witwatersrand quartzite and Ventersdorp lava, the Ecca Group sediments occur in a fairly ubiquitous manner with occasional dolerite intrusions. Elevations range between 1500 and 1700 metres above mean-sea-level. The Secunda complex is intersected by a number of perennial rivers including Waterval, Pieke, Klipspruit and De Beersspruit Rivers. Although the major streams consist of definite channels, the tributaries often consist of broad wetlands without any channels. The larger streams are perennial, but water levels are low and flow is slow during winter. There are a substantial number of farm dams in the area but few pans are present. Analysis of the temperatures indicate that the monthly temperature maximum varies between 22°C – 32°C, and the minimum between -1°C – 11°C. Mean annual rain fall is approximately 700 mm, falling almost entirely during the summer season of October to April. Light snowfalls occur infrequently during winter months. The area is located within the grassland biome of South Africa. The grassland biome is one of the most threatened biomes in South Africa, due to agricultural and mining activities and 60-80 is irreversibly transformed, while only 2% is formally conserved. The Highveld coalfield area is highly cultivated because of the relatively flat topography and good rainfall. Farming is mixed, with crops, cattle, sheep and chicken farming forming the main activities and the main crops being maize, soya and wheat.

Sasolburg is situated on the central plateau of South Africa, characterized by a relatively flat landscape with some gentle undulations. The coal formations form part of the Ecca group, with dolerites occurring towards the top of the deposit, with minimal intrusions into the coal seam.

6

The Vredefort impact crater to the west of Sasolburg has an impact on the structure of the coal seams, resulting in severe dips and faults. Sasolburg is easily accessed via the R57 which connect the N1 highway to Johannesburg. The area lies at an altitude ranging between 1400 and 1500 metres above sea level. The Vaal river borders the area to the North and East, with several minor tributaries also occurring. This area typically receives between 600 and 700 mm of rainfall during the summer months from October to March. The temperature ranges from hot summers (>30°C) to cold winters (4°C), occasionally dropping to below freezing. The area falls within the Grassland Biome, which is characterised as the second most bio-diverse biome in South Africa. The vegetation is typically grassland with occasional tree cover and the area is mostly used for maize and cattle farming.

To ensure consistent daily running of operations, Sasol Mining employs 9 500 permanent employees, mostly originating from the surrounding communities. The Sasol Mining Secunda operations utilises 9 000 of these permanent employees, with Sigma Mooikraal Colliery in Sasolburg employing the other 500. Sasol Mining also makes use of about 6 800 hired labour employees. Service provider employees are also brought in to support the operations, with about 7 000 service provider employees used for various tasks and roles across all operations.

Sasol Mining has numerous suppliers that supply equipment and spare parts as well as services to Sasol Mining, most of these suppliers operate within a 200km radius and service the coal mining sector and general industry at large.

•	History of mining operations on the property (subparagraph 5)

As noted on page 2 of the Mining Technical Report, the Executive Summary, the Company advises the Staff that the Company has operated the mining business from the beginning, hence there have been no previous owners or operators of these mining properties.

•	Mineral resource estimates (subparagraph 11)

7

In response to the Staff’s comment, the Company has reviewed its disclosure in light of the guidance provided by subparagraph 11 of Item 601(b)(96)(iii)(B) of Regulation S-K and intends to revise the disclosure under the Mineral Resources Estimates section of the Mining Technical Report as further described below. As described in the revised disclosure, additional detail is provided around the parameters used to estimate the mineral resources, the estimates of cut-off grades, classification of mineral resources into inferred, indicated and measured mineral resources including the uncertainty and sources of uncertainty considered and an opinion on whether the issues likely to influence the prospect of economic extraction can be resolved.

-	With regard to subparagraph 11 (i), the following additional disclosure will be provided around parameters used to estimate the mineral resources:

In the estimation of resources there are no physical mining height constraints applied, and the only quality parameter applied is a minimum of 28% Dry Ash Free Volatiles ( DAFV) to identify areas where the coal is potentially devolatilised.

-	With regard to subparagraph 11 (iii), the disclosure requirements are addressed through the additional disclosure included under subparagraph 12 (iii), as all resources have been converted into reserves.

-	With regard to subparagraph 11 (iv), the following additional disclosure relating to the classification of mineral resources will be provided:

Sasol follows the SANS guidelines for the determination of resources. Measured resources are those resources for which the drill hole spacing is generally less than 350 m (>8bh/100Ha); whilst Indicated resources generally have a borehole density of between 4 and 8 bhs/100Ha. The table below indicates that Sasol has only Measured and Indicated resources, which are eventually converted to either Proved or Probable reserves, with the application of modifying factors.

Table of Drill Hole Spacing Analysis

COLLIERY	PARAMETER	BH/100 HA
Shondoni No 4 Seam	Thickness	12.0
	Ash	10.9
Shondoni No 2 Seam	Thickness	6.2
	Ash	4.5
Bosjesspruit	Thickness	10.7
	Ash	8.7
Syferfontein	Thickness	18.5
	Ash	13.3
Alexander	Thickness	9.2
	Ash	8.9
Twistdraai Thubelisha	Thickness	11.0
	Ash	10.6
Impumelelo No 4 Seam	Thickness	8.7
	Ash	8.4
Impumelelo No 2 Seam	Thickness	6.4
	Ash	5.6
Block 2 South No 4 Seam	Thickness	5.9
	Ash	4.0
Block 2 South No 2 Seam	Thickness	8.1
	Ash	5.5
Block 3 South	Thickness	4.4
	Ash	4.1
Mooikraal	Thickness	10.2
	Ash	9.7

8

-	With regard to subparagraph 11 (v), the following additional disclosure relating to the uncertainty in the estimates of mineral resources and, explaining the sources of uncertainty and how they were considered will be provided.

Mining of any deposit necessitates that many intrinsic and extrinsic risks have to be negotiated. These risks include political and environmental regulations; economic factors and geological considerations. Cognizance must be taken of any uncertainties in the resource information that may impact the tonnages, qualities and mineability of a deposit. The accuracy of any resource estimate is dependent of the accuracy of the data collated at the various stages of the exploration cycle, and it is thus essential that proper standards are adhered to, and all information is verified before being safely stored. It is also important to routinely review the applicable standards to ensure compliance with changing regulatory requirements.

Source	Degree of Uncertainty
	Low	Medium	High
Exploration	Well established protocols in line with industry and Sasol standards.	Uncertainty with relation to integrity of borehole information acquired from external companies, especially gold mines. Information from gold mines not utilised for quality models.
Sampling method	Standard sampling protocols applied.	Where recovery of coal is <100%, then borehole is not utilised.

9

Sample preparation & analysis	Independent offsite accredited lab.	Uncertainty with relation to older boreholes relating to preparation and analyses.
Quality assurance & quality control	Lab is SANAS accredited and procedures follow industry standards. Re-tests are conducted where uncertainty exists.
Data verification	Each borehole core is measured and compared against the drillers logs. All boreholes are photographed and images stored in a database for reference. Electronic data loggers have some built in validations to ensure integrity. Geophysics only utilised when uncertainties arise.	Some uncertainty with relation to external boreholes, mostly in mined out areas. Re-drills are sometimes conducted to test uncertainties.
Database	Data validation occurs before any information is uploaded into the database. Questionable data is discarded.
Geologic modeling	Annual reconciliation of model to previous model by mine/project geologist. QP reviews and approves model prior to further utilization.
Cut-off criteria (Cut-off grade and metallurgic recovery)	Nominally 40% (AD) ash with 100% yield, except for Thubelisha where the middlings product is utilised by Sasol, with the export product sold externally.
Mining methods	Well established bord and pillar mining method.
Costs	Long operating history with documented costs.
Prices	Coal is dedicated to the integrated Sasol value chain and is used as part of the CTL process.

10

-	With regard to subparagraph 11 (vii), the following additional disclosure relating to an opinion around issues influencing the economic extraction will be provided:

Sasol has in place detailed protocols governing the logging and sampling of vertical boreholes. The use of an external accredited laboratory ensures analytical integrity, as does the QA/QC protocols applied to both physical and analytical data prior to compilation in the database. A rigorous peer reviewed annual update of the geological models ensures adherence to standards.

Sasol has adequate exploration data to determine coal resources. Apart from a comprehensive vertical borehole database, the geological interpretations are supported by complementary exploration methods. These include surface aeromagnetic data, surface directional drilling conducted by 3 in-house rigs, as well as underground horizontal drilling. This exploration work allows for the drilling for structure, coal thickness, and quality information, along with fault line delineation. Consequently, it is the opinion of the QP that there are no current geologic or technical factors that are likely to influence the prospect of economic extraction.

•	Mineral reserve estimates (subparagraph 12)

In response to the Staff’s comment, the Company has reviewed its disclosure in light of the guidance provided by subparagraph 12 of Item 601(b)(96)(iii)(B) of Regulation S-K and intends to revise the disclosure under the Mineral Resources Estimates section of the Mining Technical Report as further described below. As described in the revised disclosure, additional detail is provided around the key assumptions, parameters, and methods used to estimate the mineral reserves, the estimates of cut-off grades and an opinion on how the mineral reserves estimates could be materially affected by risk factors.

-	With regard to subparagraph 12 (i), the following additional disclosure relating to the key assumptions, parameters, and methods used to estimate the mineral reserves will be provided.

11

The conversion of resources to reserves at Sasol Mining considers the projected coal prices and operating costs, regulatory compliance requirements, and quality considerations to determine if the saleable coal product will be economically mineable. The Life of Mine plan is compiled within the Sasol Mining boundaries, where Sasol has the approved Mining rights. The design of an executable mine plan that accommodates the planned mining equipment and provides a safe work environment is also considered. The reserve estimates quoted in this report are on an as delivered basis with the point of reference being the shaft exit. A minimum mining height of 1.8m, together with a maximum ash of 40% AD was utilised in the reserve determination.

-	With regard to subparagraph 12 (iii), the following additional disclosure relating to the estimates of cut-off grades based on detailed cut-off grade analysis will be provided:

All coal included in the Life of Mine (LOM) plan meet the minimum requirements with relation to Ash and thickness (<40%AD and >1.8m) respectively. As such, all coal mined is deemed to meet the quality requirements of Secunda Operations and as such no cut-off grading is applied to mined coal. As discussed previously, coal from Thubelisha is processed via the Twistdraai Export Plant, with the higher yielding middlings product sent to Secunda Operations via Sasol Coal Supply.

Prices for Sasol’s internal markets are based on agreed arms-length long-term transfer price contracts which govern the calculation of the prices. These prices are calculated based on the production cost for the specific financial year for each of the 5 years in the budget period, which is also the base starting point of the technical report. For the internal Secunda market the production cost is recovered plus a return on invested capital, divided by sales tons to arrive at the price per ton for each of the financial years in the budget period. The contract price for the Sasolburg market is based on production cost with an additional fixed percentage margin, divided by sales tons for each of the financial years in the budget period. External sales prices to the export market is based on US Dollar coal prices and exchange rate guidance derived by the company’s assumptions committee based on market analysis and benchmarking over the five year budget period considering global macro-economic factors. The budget period used as base was FY25 – FY29, these budgets go through different review processes and is approved at Board level. Long term prices for Secunda and Sasolburg Operations is based on the year 5 price calculated in the budget escalated by PPI for every remaining year.

Prices used (R/ton)	2025	2026	2027	2028	2029
Internal Secunda market price	740	728	786	822	894
Internal Sasolburg market price	908	1 013	1 076	1 124	1 323
Export price	1 558	1 519	1 538	1 547	1 558

12

-	With regard to subparagraph 12 (vi), the following additional disclosure regarding an opinion on how the mineral reserve estimates could be materially affected by risk factors will be provided.

There is a thorough understanding of the geological complexities at the various Sasol collieries due to the extensive exploration that has been carried out, together with the knowledge gained from recent mining. The various major geological conditions are well defined, and other factors which could materially affect the reserve have all been addressed. Whilst there may be minor changes due to data integrity, changing assumptions, and interpretation, the impact of these are not expected to have a material impact on the reserve estimates or qualities. Cognizance must be taken of external factors that may have a material impact – these include changes in laws and regulations, and natural disasters.

•	Mining methods (subparagraph 13)

In response to the Staff’s comment, the Company has reviewed its disclosure in light of the guidance provided by subparagraph 13 of Item 601(b)(96)(iii)(B) of Regulation S-K and intends to revise the disclosure under the Mineral Methods section of the Mining Technical Report as further described below. As described in the revised disclosure, additional detail is provided around the mining dilution and recovery factors, the estimates of cut-off grades and an opinion on how the mineral reserves estimates could be materially affected by risk factors.

-	With regard to subparagraph 13 (ii), the following additional disclosure on mining dilution and recovery factors will be provided.

The expected dilution from mining extraneous non-coal roof and floor material is listed in the table below. No dilution is planned for Sigma Mooikraal as, due to the thick seam, both the roof and floor comprise coal of a similar quality.

13

COLLIERY DILUTION CM'S Shondoni No 4 Avg Roof Cut Avg Floor Cut 3.33 3.87 Shondoni No 2 Seam Avg Roof Cut Avg Floor Cut 0.00 5.00 Bosjesspruit Avg Roof Cut Avg Floor Cut 7.55 11.66 Syferfontein Avg Roof Cut Avg Floor Cut 10.00 26.00 Alexander Avg Roof Cut Avg Floor Cut 0.00 8.72 Twistdraai Thubelisha Avg Roof Cut Avg Floor Cut 3.25 5.50 Impumelelo No 4 Seam Avg Roof Cut Avg Floor Cut 3.50 5.00 Impumelelo No 2 Seam Avg Roof Cut Avg Floor Cut 0.00 5.00 Block 2 South No 4 Seam Avg Roof Cut Avg Floor Cut 0.00 5.00 Block 2 South No 2 Seam Avg Roof Cut Avg Floor Cut 0.00 5.00 Block 3 South Avg Roof Cut Avg Floor Cut 0.00 4.32

In panel extraction rates vary across the complex and is dependent on a variety of factors including the depth from surface, surface infrastructure and rock engineering considerations due to the use of bord and pillar mining. Where it is feasible and safe to do so, high extraction mining is conducted to increase the recovery rates.

-	With regard to subparagraph 13 (iii), the following additional disclosure on underground development will be provided.

Capital is annually provided in the rolling capital plan to support the development of critical underground and surface infrastructure in support of sustainable coal mining. Permanent trunk conveyors are installed to support the optimal conveyance of mined coal out of the colliery linking to surface coal conveyance infrastructure which transports it to a central coal stockyard. Surface shaft complex structures, ventilation shafts and inclines are designed and constructed to transport men and materials to and from underground workings, to allow for coal conveyance from underground (inclines) and to serve as intake and return airways for the mine (ventilation shaft)

14

•	Processing and recovery methods (subparagraph 14)

In response to the Staff’s comment, the Company has reviewed its disclosure in light of the guidance provided by subparagraph 14 of Item 601(b)(96)(iii)(B) of Regulation S-K and intends to revise the disclosure under the Processing Plants section of the Mining Technical Report as further described below. As described in the revised disclosure, additional detail is provided around the projected requirements for energy, water, process materials, and personnel.

-	With regard to subparagraph 14 (iii), additional detail relating to the projected requirements for energy, water, process materials, and personnel will be provided.

The main consumables for coal beneficiation at Twistdraai Export Plant, the only processing plant, are electricity, magnetite and process water. The projected annual consumption is 42000 MWhr of electricity, 10 500 tonnes of magnetite, and 1200 megalitres of water based on previous records.

The plant operates 12 hours per day, seven days per week, with routine maintenance scheduled for one 12-hour shift once a week. The plant comprises a total staff complement of 200 personnel.

•	Capital and operating costs (subparagraph 18)

In response to the Staff’s comment, the Company has reviewed its disclosure in light of the guidance provided by subparagraph 18 of Item 601(b)(96)(iii)(B) of Regulation S-K and intends to revise the disclosure under the Capital and Operating Costs section of the Mining Technical Report as further described below. As described in the revised disclosure, additional detail is provided on estimates of capital and operating costs and the risks associated with the specific engineering methods.

-	With regard to subparagraph 18 (i), additional disclosure relating to estimates of capital and operating costs will be provided.

15

The cost estimates used to establish coal reserves are generally made according to internal processes that project future costs based on historical actuals and expected future trends. These operating costs are estimated at a 90% level of accuracy. The estimated costs include mining, processing, transportation, taxes, and other mining-related costs. Sasol’s estimated mining costs reflect projected changes in prices of consumable commodities (such as steel), labour costs, geological and mining conditions, targeted product qualities, and other mining-related costs. Major components of operating cost are labour costs (salaries, overtime and bonuses) operating costs (such as materials, picks and roof support), maintenance costs (machine and equipment) and utilities.

Capital costs undergo a thorough annual review, ensuring they consider historic spending patterns and future expectations. Consequently, no contingency is applied to these estimates. The estimated capital costs are estimated at a feasibility level of accuracy.

Actual costs for the previous 5 year period are as presented in the following table:

Rm	2020	2021	2022	2023	2024
Labour cost	6 359	6 186	6 924	7 521	7 162
Operating cost	3 525	3 401	3 526	5 504	5 034
Maintenance cost	3 624	3 935	4 253	4 561	4 420
Utilities	1 044	1 111	1 156	1 195	1 294
Other	2 141	2 281	2 511	1 007	1 109
Historical production cost (cash)	16 692	16 914	18 370	19 789	19 019
Historical development cost (capital)	3 820	3 458	3 090	3 364	3 114
Total cost	20 512	20 372	21 460	23 153	22 133

Projected costs for the next 5 years are as presented in the following table:

Rm	2025	2026	2027	2028	2029
Labour cost	7 652	7 536	7 508	7 213	7 045
Operating cost	7 387	7 402	7 953	8 270	8 287
Maintenance cost	4 122	4 350	4 487	4 144	4 168
Utilities	1 497	1 623	1 710	1 645	1 662
Other	639	732	596	112	114
Future production cost (cash)	21 297	21 644	22 253	21 385	21 275
Future development cost (capital)	3 253	6 660	5 734	3 837	3 262
Total cost	24 550	28 304	27 987	25 222	24 537

16

-	With regard to subparagraph 18 (ii), additional disclosure relating to the risk associated with the specific engineering estimation methods will be provided as per the following future disclosure.

Sasol Mining has been mining in Secunda and Sasolburg for more than 50 years and, as such, has a substantial operating history and good understanding of capital and operating costs. Since mining operations will continue in the same coal fields and with planned mining conducted in the same manner as historical mining, there is little risk associated with the specific engineering estimation methods used to arrive at projected capital and operating costs. Operating costs are projected based on historical operating costs and adjusted based on projected changes in staffing, production and productivity for mining areas in the LOM plan. The forecasted costs are considered reliable and is consistent with industry practice. A record of the forecast and budget costs is maintained, allowing for an assessment of the alignment of the forecast and actual costs.

•

Economic analysis (subparagraph 19)

With regard to the last point above, the analysis should generally include a schedule of future cash flows based on an annual production schedule, showing production, revenue, operating costs, royalties, taxes, and capital costs for each year for the life of the project, also showing the cash flows discounted using an appropriate rate.

In response to the Staff’s comment, the Company has reviewed its disclosure in light of the guidance provided by subparagraph 19 of Item 601(b)(96)(iii)(B) of Regulation S-K and intends to revise the disclosure under the Economic Analysis section of the Mining Technical Report as further described below. As described in the revised disclosure, additional detail on the results of the economic analysis, including the annual cash flow forecasted and the risks associated with the specific engineering methods, will be provided.

-	With regard to subparagraph 19 (i), the following additional disclosure on the key assumptions will be provided:

17

•	Exchange rates and commodity prices used are derived from benchmarking against financial institutions and external markets. For the 5 year budget these rates were:

	2025	2026	2027	2028	2029
R/$	17.25	17.00	17.30	17.55	17.88
$ coal price	90.33	89.34	88.88	88.17	87.15

•	Royalties are calculated based on the royalty formula sourced from the approved business plan, with longer term royalties being calculated using an average royalty of 2.31% of cashflows over time.

-	With regard to subparagraph 19 (ii), the disclosure will be expanded to reflect the annual cash flow forecasted as per the following table:

	2025	2026	2027	2028	2029	2030 to LOM
Sales Volume ROM (Mt)	33.82	37.38	38.75	39.42	40.20	598.94
Production volume (Mt)	34.06	37.98	38.88	39.42	40.20	598.94
Future cash inflow (Rm)	29 303	29 885	30 735	29 998	29 962	480 442
Royalty tax (Rm)	(573)	(352)	(370)	(737)	(857)	(10 661)
Future production cost (Rm)	(21 297)	(21 644)	(22 253)	(21 385)	(21 275)	(290 081)
Future development cost (capital) (Rm)	(3 254)	(6 660)	(5 734)	(3 837)	(3 262)	(41 281)
Cash flow before tax (Rm)	4 179	1 229	2 377	4 039	4 569	138 419
Tax payable (27%) (Rm)	(1 128)	(332)	(642)	(1 091)	(1 234)	(37 373)
Undiscounted future net cash flow (Rm)	3 051	897	1 735	2 949	3 335	101 046
10% annual discount for timing of estimated cash flow (Rm)		82	301	733	1 057	74 251
Standardised measure of discounted future net cash flows (Rm)	3 051	815	1 434	2 215	2 278	26 795

In 2025 – 2027, small differences exist between production and sales volumes due to discard not forming part of sales. From 2028 there are no further export sales for which there is discard.

-	With regard to subparagraph 19 (iii), the disclosure will note that the coal resources are destined for internal Sasol use and therefore, changes in commodity price or yield are not considered in the sensitivity study. Sensitivities provided relate to the cash flows by considering varying discount rates.

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Should the Staff have additional questions or comments regarding the foregoing responses, please do not hesitate to contact us at the contact details below. Thank you for your assistance.

Sincerely,

Walt Bruns
Chief Financial Officer
walt.bruns@sasol.com
/s/ Walt Bruns +27 10 344 8114

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